Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the six months ended
	April 30, 2017	January 31, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Interest, Dividend and Fee Income
Loans	$3,241	$3,301	$3,085	$6,542	$ 6,151
Securities	462	469	413	931	836
Deposits with banks	72	54	53	126	114
	3,775	3,824	3,551	7,599	7,101
Interest Expense
Deposits	917	887	711	1,804	1,400
Subordinated debt	37	39	48	76	94
Other liabilities	412	368	372	780	707
	1,366	1,294	1,131	2,660	2,201
Net Interest Income	2,409	2,530	2,420	4,939	4,900
Non-Interest Revenue
Securities commissions and fees	244	251	229	495	456
Deposit and payment service charges	291	297	278	588	558
Trading revenues	266	408	323	674	550
Lending fees	226	223	214	449	425
Card fees	83	102	104	185	212
Investment management and custodial fees	402	400	381	802	772
Mutual fund revenues	351	346	337	697	683
Underwriting and advisory fees	311	248	177	559	343
Securities gains, other than trading	56	31	6	87	42
Foreign exchange, other than trading	68	34	17	102	77
Insurance revenue	844	196	543	1,040	986
Investments in associates and joint ventures	38	243	(63)	281	(4)
Other	152	96	135	248	176
	3,332	2,875	2,681	6,207	5,276
Total Revenue	5,741	5,405	5,101	11,146	10,176
Provision for Credit Losses (Note 3)	259	173	201	432	384
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	708	4	407	712	773
Non-Interest Expense
Employee compensation	1,778	1,983	1,904	3,761	3,808
Premises and equipment	651	607	605	1,258	1,161
Amortization of intangible assets	122	119	110	241	221
Travel and business development	179	161	161	340	311
Communications	74	69	80	143	154
Business and capital taxes	8	11	12	19	26
Professional fees	128	124	125	252	263
Other	336	305	315	641	638
	3,276	3,379	3,312	6,655	6,582
Income Before Provision for Income Taxes	1,498	1,849	1,181	3,347	2,437
Provision for income taxes	250	361	208	611	396
Net Income	$1,248	$1,488	$973	$2,736	$ 2,041
Attributable to:
Bank shareholders	1,247	1,487	973	2,734	2,033
Non-controlling interest in subsidiaries	1	1	-	2	8
Net Income	$1,248	$1,488	$973	$2,736	$ 2,041
Earnings Per Share (Canadian $) (Note 12)
Basic	$1.85	$2.23	$1.46	$4.08	$ 3.04
Diluted	1.84	2.22	1.45	4.06	3.03
Dividends per common share	0.88	0.88	0.84	1.76	1.68

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2017 31

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the six months ended
	April 30, 2017	January 31, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Net Income	$1,248	$1,488	$973	$2,736	$ 2,041
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	155	(96)	85	59	79
Reclassification to earnings of (gains) in the period (2)	(37)	(5)	(3)	(42)	(20)
	118	(101)	82	17	59
Net change in unrealized (losses) on cash flow hedges
(Losses) on cash flow hedges arising during the period (3)	(41)	(402)	(289)	(443)	(20)
Reclassification to earnings of (gains) losses on cash flow hedges (4)	11	11	5	22	(9)
	(30)	(391)	(284)	(421)	(29)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	1,355	(782)	(2,801)	573	(1,178)
Unrealized gains (losses) on hedges of net foreign operations (5)	(187)	96	353	(91)	229
	1,168	(686)	(2,448)	482	(949)
Items that will not be reclassified to net income
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(96)	241	(153)	145	(322)
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(115)	(43)	(196)	(158)	(112)
	(211)	198	(349)	(13)	(434)
Other Comprehensive Income (Loss), net of taxes	1,045	(980)	(2,999)	65	(1,353)
Total Comprehensive Income (Loss)	$2,293	$508	$(2,026)	$2,801	$ 688
Attributable to:
Bank shareholders	2,292	507	(2,026)	2,799	680
Non-controlling interest in subsidiaries	1	1	-	2	8
Total Comprehensive Income (Loss)	$2,293	$508	$(2,026)	$2,801	$ 688

  (1) Net of income tax (provision) recovery of $(69), $55, $(34) for the three months ended, and $(14), $(36) for the six months ended, respectively.

  (2) Net of income tax provision of $15, $3, $0 for the three months ended, and $18, $9 for the six months ended, respectively.

  (3) Net of income tax (provision) recovery of $17, $164, $98 for the three months ended, and $181, $(8) for the six months ended, respectively.

  (4) Net of income tax provision (recovery) of $(3), $(4), $(2) for the three months ended, and $(7), $2 for the six months ended, respectively.

  (5) Net of income tax (provision) recovery of $68, $(35), $(118) for the three months ended, and $33, $(75) for the six months ended, respectively.

  (6) Net of income tax (provision) recovery of $30, $(93), $55 for the three months ended, and $(63), $117 for the six months ended, respectively.

  (7) Net of income tax recovery of $42, $15, $70 for the three months ended, and $57, $40 for the six months ended, respectively.

  The accompanying notes are an integral part of these interim consolidated financial statements.

32 BMO Financial Group Second Quarter Report 2017

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2017	January 31, 2017	October 31, 2016
Assets
Cash and Cash Equivalents	$35,528	$34,079	$31,653
Interest Bearing Deposits with Banks	6,360	5,888	4,449
Securities (Note 2)
Trading	91,456	87,544	84,458
Available-for-sale	55,529	54,358	55,663
Held-to-maturity	9,145	8,982	8,965
Other	915	895	899
	157,045	151,779	149,985
Securities Borrowed or Purchased Under Resale Agreements	80,951	78,753	66,646
Loans
Residential mortgages	112,989	112,469	112,277
Consumer instalment and other personal	61,887	61,481	64,680
Credit cards	8,004	7,888	8,101
Businesses and governments	186,632	173,418	175,597
	369,512	355,256	360,655
Allowance for credit losses (Note 3)	(1,937)	(1,868)	(1,925)
	367,575	353,388	358,730
Other Assets
Derivative instruments	31,943	30,161	39,183
Customers’ liability under acceptances	13,773	13,588	13,021
Premises and equipment	2,067	2,062	2,147
Goodwill	6,556	6,235	6,381
Intangible assets	2,207	2,151	2,178
Current tax assets	1,450	1,329	906
Deferred tax assets	3,170	2,934	3,101
Other	10,318	10,037	9,555
	71,484	68,497	76,472
Total Assets	$718,943	$692,384	$687,935
Liabilities and Equity
Deposits (Note 7)	$488,212	$476,949	$473,372
Other Liabilities
Derivative instruments	32,025	31,770	38,227
Acceptances	13,773	13,588	13,021
Securities sold but not yet purchased	24,018	21,965	25,106
Securities lent or sold under repurchase agreements	62,036	53,500	40,718
Securitization and liabilities related to structured entities	22,262	21,794	22,377
Current tax liabilities	42	91	81
Deferred tax liabilities	244	244	242
Other	27,100	25,632	28,024
	181,500	168,584	167,796
Subordinated Debt (Note 7)	4,318	4,370	4,439
Equity
Preferred shares (Note 8)	4,340	3,840	3,840
Common shares (Note 8)	13,072	12,791	12,539
Contributed surplus	307	303	294
Retained earnings	22,703	22,077	21,205
Accumulated other comprehensive income	4,491	3,446	4,426
Total shareholders’ equity	44,913	42,457	42,304
Non-controlling interest in subsidiaries	-	24	24
Total Equity	44,913	42,481	42,328
Total Liabilities and Equity	$718,943	$692,384	$687,935

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2017 33

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Preferred Shares (Note 8)
Balance at beginning of period	$3,840	$3,240	$3,840	$ 3,240
Issued during the period	500	-	500	-
Balance at End of Period	4,340	3,240	4,340	3,240
Common Shares (Note 8)
Balance at beginning of period	12,791	12,352	12,539	12,313
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	215	-	401	-
Issued under the Stock Option Plan	66	18	132	57
Balance at End of Period	13,072	12,370	13,072	12,370
Contributed Surplus
Balance at beginning of period	303	298	294	299
Issuance of stock options, net of options exercised	(3)	-	6	(2)
Other	7	-	7	1
Balance at End of Period	307	298	307	298
Retained Earnings
Balance at beginning of period	22,077	19,409	21,205	18,930
Net income attributable to bank shareholders	1,247	973	2,734	2,033
Dividends – Preferred shares	(42)	(35)	(87)	(76)
– Common shares	(575)	(541)	(1,145)	(1,081)
Share issue expense	(4)	-	(4)	-
Balance at End of Period	22,703	19,806	22,703	19,806
Accumulated Other Comprehensive Income (Loss) on Available-for-Sale Securities
Balance at beginning of period	(53)	(98)	48	(75)
Unrealized gains on available-for-sale securities arising during the period (1)	155	85	59	79
Reclassification to earnings of (gains) in the period (2)	(37)	(3)	(42)	(20)
Balance at End of Period	65	(16)	65	(16)
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	205	867	596	612
(Losses) on cash flow hedges arising during the period (3)	(41)	(289)	(443)	(20)
Reclassification to earnings of (gains) losses in the period (4)	11	5	22	(9)
Balance at End of Period	175	583	175	583
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	3,641	5,572	4,327	4,073
Unrealized gains (losses) on translation of net foreign operations	1,355	(2,801)	573	(1,178)
Unrealized gains (losses) on hedges of net foreign operations (5)	(187)	353	(91)	229
Balance at End of Period	4,809	3,124	4,809	3,124
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans
Balance at beginning of period	(271)	(259)	(512)	(90)
Gains (losses) on remeasurement of pension and other employee future benefit plans (6)	(96)	(153)	145	(322)
Balance at End of Period	(367)	(412)	(367)	(412)
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value
Balance at beginning of period	(76)	204	(33)	120
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value (7)	(115)	(196)	(158)	(112)
Balance at End of Period	(191)	8	(191)	8
Total Accumulated Other Comprehensive Income	4,491	3,287	4,491	3,287
Total Shareholders’ Equity	$44,913	$39,001	$44,913	$ 39,001
Non-controlling Interest in Subsidiaries
Balance at beginning of period	24	39	24	491
Net income attributable to non-controlling interest	1	-	2	8
Dividends to non-controlling interest	-	-	-	(10)
Redemption/purchase of non-controlling interest	(25)	-	(25)	(450)
Other	-	(8)	(1)	(8)
Balance at End of Period	-	31	-	31
Total Equity	$44,913	$39,032	$44,913	$ 39,032

  (1) Net of income tax (provision) of $(69), $(34), $(14), $(36) for the three and six months ended.

  (2) Net of income tax provision of $15, $0, $18, $9 for the three and six months ended.

  (3) Net of income tax (provision) recovery of $17, $98, $181, $(8) for the three and six months ended.

  (4) Net of income tax provision (recovery) of $(3), $(2), $(7), $2 for the three and six months ended.

  (5) Net of income tax (provision) recovery of $68, $(118), $33, $(75) for the three and six months ended.

  (6) Net of income tax (provision) recovery of $30, $55, $(63), $117 for the three and six months ended.

  (7) Net of income tax recovery of $42, $70, $57, $40 for the three and six months ended.

  The accompanying notes are an integral part of these interim consolidated financial statements.

34 BMO Financial Group Second Quarter Report 2017

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Cash Flows from Operating Activities
Net Income	$1,248	$973	$2,736	$ 2,041
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	7	3	9	7
Net (gain) on securities, other than trading	(63)	(9)	(96)	(49)
Net (increase) in trading securities	(2,535)	(5,374)	(6,556)	(7,295)
Provision for credit losses (Note 3)	259	201	432	384
Change in derivative instruments – (increase) decrease in derivative asset	(903)	12,714	9,171	(1,890)
– increase (decrease) in derivative liability	(36)	(10,626)	(8,083)	3,387
Amortization of premises and equipment	96	95	192	190
Amortization of other assets	57	59	114	100
Amortization of intangible assets	122	110	241	221
Net (increase) in deferred income tax asset	(130)	(21)	(26)	(46)
Net increase (decrease) in deferred income tax liability	(5)	12	(3)	(4)
Net (increase) in current income tax asset	(35)	(148)	(505)	(264)
Net (decrease) in current income tax liability	(54)	(79)	(41)	(52)
Change in accrued interest – (increase) in interest receivable	(125)	(98)	(101)	(84)
– increase (decrease) in interest payable	86	105	(21)	37
Changes in other items and accruals, net	2,529	(2,784)	622	(1,575)
Net increase (decrease) in deposits	(1,876)	(1,478)	10,467	13,735
Net (increase) in loans	(7,792)	(11,541)	(6,781)	(14,722)
Net increase (decrease) in securities sold but not yet purchased	1,608	3,901	(1,242)	6,396
Net increase in securities lent or sold under repurchase agreements	6,259	13,898	20,724	20,986
Net (increase) decrease in securities borrowed or purchased under resale agreements	368	(3,968)	(13,653)	(15,706)
Net increase (decrease) in securitization and liabilities related to structured entities	323	1,094	(201)	661
Net Cash Provided by (Used in) Operating Activities	(592)	(2,961)	7,399	6,458
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	-	3,131	(1,370)	3,122
Proceeds from issuance (maturity) of Covered Bonds	-	2,148	(358)	2,334
Proceeds from issuance (repayment) of subordinated debt (Note 7)	(100)	(700)	(100)	300
Redemption of capital trust securities	-	-	-	(450)
Proceeds from issuance of preferred shares (Note 8)	500	-	500	-
Share issue expense	(4)	-	(4)	-
Proceeds from issuance of common shares (Note 8)	66	18	133	57
Cash dividends paid	(401)	(580)	(806)	(1,137)
Cash dividends paid to non-controlling interest	-	-	-	(10)
Net Cash Provided by (Used in) Financing Activities	61	4,017	(2,005)	4,216
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(203)	(498)	(1,784)	(198)
Purchases of securities, other than trading	(12,797)	(5,881)	(24,028)	(13,527)
Maturities of securities, other than trading	1,876	1,115	3,019	2,973
Proceeds from sales of securities, other than trading	11,826	4,631	21,149	8,666
Purchase of non-controlling interest	(25)	-	(25)	-
Premises and equipment – net (purchases)	(59)	(105)	(93)	(178)
Purchased and developed software – net (purchases)	(107)	(94)	(218)	(189)
Acquisitions	-	-	-	(12,078)
Net Cash Provided by (Used in) Investing Activities	511	(832)	(1,980)	(14,531)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,469	(3,074)	461	(327)
Net increase (decrease) in Cash and Cash Equivalents	1,449	(2,850)	3,875	(4,184)
Cash and Cash Equivalents at Beginning of Period	34,079	38,961	31,653	40,295
Cash and Cash Equivalents at End of Period	$35,528	$36,111	$35,528	$ 36,111
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,266	$1,049	$2,678	$ 2,172
Amount of income taxes paid in the period	$411	$242	$984	$ 626
Amount of interest and dividend income received in the period	$3,646	$3,536	$7,688	$ 7,067

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Second Quarter Report 2017 35

Notes to Consolidated Financial Statements

April 30, 2017 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company and provide a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2016. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2016 as set out on pages 144 to 205 of our 2016 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on May 24, 2017.

Future Changes in IFRS Financial Instruments

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments (“IFRS 9”), which addresses impairment, classification and measurement and hedge accounting. At the direction of our regulator, OSFI, IFRS 9 is effective for the bank for the fiscal year beginning November 1, 2017. Additional guidance relating to the adoption of IFRS 9 has been provided by OSFI in its Guideline – IFRS 9 Financial Instruments and Disclosures (“OSFI Guideline”). The OSFI Guideline is consistent with the guidance provided by the Basel Committee on Banking Supervision (“BCBS”).

Implementation Approach

We have established an IFRS 9 Steering Committee which includes senior executive representation from finance, risk, technology, capital management and corporate audit. The Steering Committee is responsible for the overall implementation of IFRS 9, ensuring integration throughout the bank and providing executive review and approval of key decisions made during the transition process.

Our transition approach is based on three work streams which align with the three major topics in the standard: (1) impairment, (2) classification and measurement, and (3) hedge accounting. Each work stream includes key stakeholders from finance, risk and information technology. The bank’s activities to date have focused on developing accounting policies, assessing the classification of instruments, development and validation of impairment models and the implementation of new information technology systems to support the IFRS 9 impairment calculations. During the current year the bank will implement its end-to-end control framework, validate and refine its impairment models and perform a parallel run.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The new ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from the current approach where the allowance recorded on performing loans is designed to capture only losses that have been incurred whether or not they have been specifically identified. The most significant impact will be on the loan portfolio.

Stage 1 of the expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans. Stage 2 requires the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination. The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain criteria such as 30-day past due and watchlist status. Stage 3 requires lifetime losses for all credit impaired loans and is expected to be similar to the bank’s current specific allowance. The allowance for loans in Stage 2 or 3 will be higher than for those in Stage 1 as a result of the longer time horizon associated with these stages.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. The standard also requires future economic conditions be considered based on an unbiased, probability weighted assessment, of possible future outcomes. As a result of the forward looking nature of the standard, it is expected that the provision for credit losses will become more responsive to expected changes in the economic environment.

In considering the lifetime of an instrument, IFRS 9 generally requires the use of the contractual period of the loan including pre-payment, extension and other options. For revolving instruments, such as credit cards, that may not have a defined contractual period the life is based on the historical behaviour.

36 BMO Financial Group Second Quarter Report 2017

We are in the process of refining and testing the key models required under IFRS 9 and we do not yet have a reasonable estimate of the impact on our collective allowance; however, any change in the allowance for credit losses on adoption will be recorded in retained earnings.

Classification and Measurement

The new standard requires that we classify debt instruments based on our business model for managing the assets and the contractual cash flow characteristics of the asset. The business model test determines classification based on the business purpose for holding the asset. Generally, debt instruments will be measured at fair value through profit and loss unless certain conditions are met that permit fair value through other comprehensive income (“FVOCI”) or amortized cost. Debt instruments that have contractual cash flows representing only payments of principal and interest will be eligible for classification as FVOCI or amortized cost. Gains and losses recorded in other comprehensive income for debt instruments will be recognized in profit or loss on disposal.

Equity instruments would generally be measured at fair value through profit and loss unless we elect to measure at FVOCI. This will result in unrealized gains and losses on equity instruments currently classified as available-for-sale equity securities being recorded in income going forward where the FVOCI election has not been made. Currently, these unrealized gains and losses are recognized in other comprehensive income. Should we elect to record equity instruments at FVOCI, gains and losses would never be recognized in income.

The bank is currently finalizing our business model assessments and assessing the contractual cash flow characteristics.

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Note 9.

Hedge accounting

IFRS 9 introduces a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that would allow us to continue to apply the existing hedge accounting rules. The bank does not intend to adopt the hedge accounting provisions of IFRS 9. As required by the standard, we will adopt the new hedge accounting disclosures.

Transition

IFRS 9 is required to be adopted retrospectively with the opening impact recorded in retained earnings on November 1, 2017 with no requirement to restate prior periods. We expect that our Stage 3 loans will be largely consistent with our current specific provision. The bank is still calculating the impact on our Stage 1 and 2 loans compared to our current collective allowance. The final impact will be based upon the conditions present at the time of adoption and the bank’s expectations of future economic scenarios.

The largest impact expected from classification and measurement is that the bank’s available-for-sale equity securities will largely be classified as fair value through profit and loss on transition. Certain other debt securities may also be reclassified from available-for-sale to fair value through profit and loss upon adoption on November 1, 2017.

Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which provides a comprehensive measurement approach for all types of insurance contracts and will replace the existing IFRS 4 Insurance contracts. We will be adopting IFRS 17 for annual periods beginning on November 1, 2021. The bank is currently evaluating the impact from the adoption of IFRS 17.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				April 30, 2017				October 31, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	9,058	30	10	9,078	8,109	62	3	8,168
Canadian provincial and municipal governments	5,532	71	2	5,601	6,126	110	4	6,232
U.S. federal government	11,205	27	160	11,072	9,564	47	54	9,557
U.S. states, municipalities and agencies	4,579	47	9	4,617	4,379	77	6	4,450
Other governments	4,302	11	13	4,300	5,214	17	4	5,227
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,865	19	2	2,882	3,473	37	3	3,507
Mortgage-backed securities and collateralized mortgage obligations – U.S.	10,459	11	120	10,350	9,591	50	26	9,615
Corporate debt	5,978	43	8	6,013	7,219	78	5	7,292
Corporate equity	1,505	134	23	1,616	1,529	116	30	1,615
Total	55,483	393	347	55,529	55,204	594	135	55,663

  (1) These amounts are supported by insured mortgages.

BMO Financial Group Second Quarter Report 2017 37

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the three months ended	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Impairment Allowances (Specific ACL), beginning of period	57	71	117	132	240	226	414	429
Amounts written off	(6)	(9)	(161)	(164)	(105)	(77)	(272)	(250)
Recoveries of amounts written off in previous periods	5	3	49	44	10	60	64	107
Charge to income statement (Specific PCL)	2	9	133	132	124	60	259	201
Foreign exchange and other movements	(1)	(10)	(3)	(13)	(12)	(24)	(16)	(47)
Specific ACL, end of period	57	64	135	131	257	245	449	440
Collective ACL, beginning of period	72	98	584	746	1,003	873	1,659	1,717
Charge (recovery) to income statement (Collective PCL)	(4)	(15)	(17)	(51)	21	66	-	-
Foreign exchange and other movements	2	(6)	6	(23)	29	(55)	37	(84)
Collective ACL, end of period	70	77	573	672	1,053	884	1,696	1,633
Total ACL	127	141	708	803	1,310	1,129	2,145	2,073
Comprised of: Loans	100	112	708	803	1,129	979	1,937	1,894
Other credit instruments	27	29	-	-	181	150	208	179

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Total
For the six months ended	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Impairment Allowances (Specific ACL), beginning of period	59	69	123	113	250	210	432	392
Amounts written off	(13)	(24)	(328)	(331)	(163)	(126)	(504)	(481)
Recoveries of amounts written off in previous periods	8	10	97	80	28	104	133	194
Charge to income statement (Specific PCL)	9	19	250	281	173	84	432	384
Foreign exchange and other movements	(6)	(10)	(7)	(12)	(31)	(27)	(44)	(49)
Specific ACL, end of period	57	64	135	131	257	245	449	440
Collective ACL, beginning of period	71	111	596	714	1,015	835	1,682	1,660
Charge (recovery) to income statement (Collective PCL)	(2)	(33)	(25)	(34)	27	67	-	-
Foreign exchange and other movements	1	(1)	2	(8)	11	(18)	14	(27)
Collective ACL, end of period	70	77	573	672	1,053	884	1,696	1,633
Total ACL	127	141	708	803	1,310	1,129	2,145	2,073
Comprised of: Loans	100	112	708	803	1,129	979	1,937	1,894
Other credit instruments	27	29	-	-	181	150	208	179

Interest income on impaired loans of $16 million and $39 million was recognized for the three months and six months ended April 30, 2017 ($21 million and $36 million for the three and six months ended April 30, 2016).

Renegotiated Loans

The carrying value of our renegotiated loans was $1,169 million as at April 30, 2017 ($988 million as at October 31, 2016), with $622 million classified as performing as at April 30, 2017 ($540 million as at October 31, 2016). Renegotiated loans of $7 million and $10 million, respectively, were written off in the three and six months ended April 30, 2017 ($58 million in the year ended October 31, 2016).

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three and six months ended April 30, 2017 was $2 million and $5 million, respectively ($5 million and $7 million, respectively, for the three and six months ended April 30, 2016). The incurred credit losses are re-measured at each reporting period, with any increases recorded as an increase in the collective allowance and the provision for credit losses. Decreases in incurred credit losses are recorded as a decrease in the collective allowance and the provision for credit losses until the accumulated collective allowance for these loans is exhausted. Any additional decrease will be recorded in net interest income.

The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three and six months ended April 30, 2017 was $11 million and $11 million, respectively, in the collective provision for credit losses and $5 million and $10 million in net interest income, respectively ($27 million and $11 million recovery and $9 million and $19 million in net interest income, respectively, for the three and six months ended April 30, 2016).

38 BMO Financial Group Second Quarter Report 2017

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact on net interest income of such amortization for the three and six months ended April 30, 2017 was $1 million and $2 million, respectively ($2 million and $3 million, respectively, for the three and six months ended April 30, 2016).

As performing loans are repaid, the related unamortized credit mark remaining is recorded as net interest income during the period in which the payments are received. The impact on net interest income of such repayments for the three and six months ended April 30, 2017 was $10 million and $22 million, respectively ($9 million and $22 million, respectively, for the three and six months ended April 30, 2016).

For all performing loans, the interest rate premium is amortized to net interest income over the expected life of the loan using the effective interest rate method. The impact to net interest income of amortization and repayments for the three and six months ended April 30, 2017 is an expense of $10 million and $23 million, respectively ($14 million and $28 million expense, respectively, for the three and six months ended April 30, 2016).

Actual specific provisions for credit losses related to these performing loans will be recorded as they arise in a manner that is consistent with our policy for loans we originate. The total specific provision for credit losses for purchased performing loans for the three and six months ended April 30, 2017 was $20 million and $43 million, respectively ($10 million and $10 million specific provision for credit losses, respectively, for the three and six months ended April 30, 2016).

As at April 30, 2017, the amount of purchased performing loans on the balance sheet was $7,835 million ($9,415 million as at October 31, 2016). As at April 30, 2017, the credit mark remaining on performing term loans and revolving loans was $191 million and $53 million, respectively ($226 million and $57 million, respectively, as at October 31, 2016). Of the total credit mark for performing loans of $244 million, $134 million represents the credit mark that will be amortized over the remaining life of the portfolio. The remaining balance of $110 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the PCI loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three and six months ended April 30, 2017 was a $2 million and $3 million recovery in the specific provision for credit losses, respectively ($19 million and $48 million of recovery, respectively, for the three and six months ended April 30, 2016).

As at April 30, 2017, the amount of PCI loans remaining on the balance sheet was $232 million ($275 million as at October 31, 2016). As at April 30, 2017, the remaining credit mark related to PCI loans was $nil ($3 million as at October 31, 2016).

FDIC Covered Loans

Certain acquired loans are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and six months ended April 30, 2017, we recorded a net recovery of $1 million and a net provision of $1 million, respectively (net recoveries of $7 million and $13 million, respectively, for the three and six months ended April 30, 2016). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as credit and counterparty, market, and liquidity and funding.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter derivatives, and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. Managing liquidity and funding risk is essential to maintaining the safety and soundness of the enterprise, depositor confidence and earnings stability. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, even in times of stress.

BMO Financial Group Second Quarter Report 2017 39

Note 5: Transfer of Assets

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)		April 30, 2017 (1)		October 31, 2016
	Carrying amount of assets	Associated liabilities	Carrying amount of assets	Associated liabilities
Residential mortgages	5,230		5,534
Other related assets (2)	12,083		11,689
Total	17,313	16,881	17,223	16,880

  (1) The fair value of the securitized assets is $17,374 million and the fair value of the associated liabilities is $17,263 million, for a net position of $111 million as at April 30, 2017 ($17,318 million, $17,394 million and $(76) million, respectively, as at October 31, 2016). Securitized assets are those which we have transferred to third parties, including other related assets.

  (2) The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and six months ended April 30, 2017, we sold $1,831 million and $4,737 million, respectively, of loans to third-party securitization programs ($1,336 million and $3,695 million, respectively, for the three and six months ended April 30, 2016).

Note 6: Acquisitions

Greene Holcomb Fisher (“GHF”)

On August 1, 2016, we completed the acquisition of the business of Greene Holcomb Fisher for cash consideration of US $53 million (CAD $69 million). The acquisition complements our existing capital markets activity in the U.S. by increasing the number of experienced mergers and acquisitions professionals and our presence in the marketplace. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.

As part of this acquisition, we acquired intangible assets of $4 million and goodwill of $65 million. The intangible assets are being amortized over a maximum of three years on a straight-line basis. Goodwill of $65 million related to this acquisition is deductible for tax purposes.

The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
GHF
Goodwill	65
Intangible assets	4
Total assets	69
Purchase price	69

  The purchase price allocation for GHF is subject to refinement as we complete the valuation of the assets acquired.

40 BMO Financial Group Second Quarter Report 2017

Note 7: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable		Payable on
(Canadian $ in millions)	Interest bearing		Non-interest bearing		after notice		a fixed date (4)		Total
	April 30, 2017	October 31, 2016	April 30, 2017	October 31, 2016	April 30, 2017	October 31, 2016	April 30, 2017	October 31, 2016	April 30, 2017	October 31, 2016
Deposits by:
Banks (1)	1,107	450	1,592	1,415	3,202	3,448	27,441	28,958	33,342	34,271
Businesses and governments	19,286	17,578	33,739	35,378	60,609	60,331	170,550	162,927	284,184	276,214
Individuals	3,437	3,307	19,461	17,594	92,630	87,627	55,158	54,359	170,686	162,887
Total (2) (3)	23,830	21,335	54,792	54,387	156,441	151,406	253,149	246,244	488,212	473,372
Booked in:
Canada	20,888	18,937	42,473	40,037	80,920	77,800	147,232	152,894	291,513	289,668
United States	2,120	1,540	12,310	14,229	74,278	73,155	78,247	65,850	166,955	154,774
Other countries	822	858	9	121	1,243	451	27,670	27,500	29,744	28,930
Total	23,830	21,335	54,792	54,387	156,441	151,406	253,149	246,244	488,212	473,372

  (1) Includes regulated and central banks.

  (2) Includes structured notes designated at fair value through profit or loss.

  (3) As at April 30, 2017 and October 31, 2016, total deposits payable on a fixed date included $35,523 million and $36,261 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at April 30, 2017 and October 31, 2016 are $244,172 million and $233,005 million, respectively, of deposits denominated in U.S. dollars, and $23,652 million and $24,097 million, respectively, of deposits denominated in other foreign currencies.

  (4) Includes $227,925 million of deposits, each greater than one hundred thousand dollars, of which $131,212 million were booked in Canada, $69,049 million were booked in the United States and $27,664 million were booked in other countries ($221,957 million, $136,382 million, $58,077 million and $27,498 million, respectively, as at October 31, 2016). Of the $131,212 million of deposits booked in Canada, $49,075 million mature in less than three months, $4,995 million mature in three to six months, $16,122 million mature in six to twelve months and $61,020 million mature after twelve months ($136,382 million, $54,904 million, $5,020 million, $13,737 million and $62,721 million, respectively, as at October 31, 2016).

During the six months ended April 30, 2017, we issued the following:

•	US $1,750 million of 2.5% Covered Bonds, Series CBL 11 due January 11, 2022.
•	US $1,250 million Senior Medium-Term Notes (Series C), consisting of US $1,000 million 2.1% Senior Notes and US $250 million of 3-month LIBOR + 0.6% Floating Rate Notes, due December 12, 2019.

During the six months ended April 30, 2017, the following matured:

•	US $2,000 million of 1.95% of Covered Bonds, Series CB5.
•	US $1,500 million of 2.5% of Senior Medium-Term Notes (Series B).
•	€700 million of 3-month EURIBOR + 0.34% Floating Rate Notes (Series 72).

Subordinated Debt

During the three and six months ended April 30, 2017, $100 million Subordinated Debentures, Series 16 Medium-Term Notes, matured.

Note 8: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2017		October 31, 2016
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares - Classified as Equity
Class B – Series 14	10,000,000	250	10,000,000	250	not convertible
Class B – Series 15	10,000,000	250	10,000,000	250	not convertible
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - Series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - Series 16	(2)
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	not convertible	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - series 39	(2)(3)
Class B – Series 40	20,000,000	500	-	-	Class B - series 41	(2)(3)
		4,340		3,840
Common Shares (4) (5)	652,099,659	13,072	645,761,333	12,539
Share Capital		17,412		16,379

  (1) For additional information refer to Notes 16 and 21 of our consolidated financial statements for the year ended October 31, 2016 on pages 174 to 187 of our 2016 Annual Report.

  (2) If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.

  (3) The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted a capital injection, or equivalent support, to avoid non-viability.

  (4) The stock options issued under the stock option plan are convertible into 8,116,964 common shares as at April 30, 2017 (9,805,299 common shares as at October 31, 2016).

  (5) During the three and six months ended April 30, 2017, we issued 2,184,906 and 4,320,627 common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 994,509 and 2,017,699 common shares under the Stock Option Plan.

BMO Financial Group Second Quarter Report 2017 41

Preferred Shares

On March 9, 2017, we issued 20 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 40 (Non-Viability Contingent Capital (NVCC)), at a price of $25 per share, for gross proceeds of $500 million. For the initial five year period to the earliest redemption date of May 25, 2022, the shares pay quarterly cash dividends, if declared, at a rate of 4.50% per annum. The dividend rate will reset on the earliest redemption date and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus a premium of 3.33%. Holders have the option to convert their shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 41, subject to certain conditions, on the earliest redemption date and every fifth year thereafter. Holders of the Preferred Shares Series 41 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared equal to the 3-month Government of Canada Treasury Bill yield plus 3.33%.

During the three and six months ended April 30, 2017, we did not redeem any preferred shares.

On April 3, 2017, we announced our intention to redeem all 10 million Non-Cumulative Perpetual Class B Preferred Shares Series 14 on May 25, 2017 at the redemption price of $25.00 cash per share plus all declared and unpaid dividends.

On April 3, 2017, we announced our intention to redeem all 10 million Non-Cumulative Perpetual Class B Preferred Shares Series 15 on May 25, 2017 at the redemption price of $25.00 cash per share plus all declared and unpaid dividends.

Common Shares

During the three and six months ended April 30, 2017, we did not repurchase any common shares under our previous normal course issuer bid, which expired on January 31, 2017.

On April 27, 2017, we announced that we received approvals from OSFI and the Toronto Stock Exchange (TSX) to proceed with our previously announced normal course issuer bid (NCIB) to purchase, for cancellation, up to 15 million of our common shares, commencing on May 1, 2017 and ending on April 30, 2018. A NCIB is a regular part of our capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and will be based on factors such as market conditions and capital levels. We will periodically consult with OSFI before making purchases under the bid.

Note 9: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to notes to our annual consolidated financial statements for the year ended October 31, 2016 on pages 177 to 182 for further discussion on the determination of fair value.

		April 30, 2017		October 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
Securities
Held to maturity	9,145	9,181	8,965	9,073
Other (1)	585	2,852	579	2,778
	9,730	12,033	9,544	11,851
Securities purchased under resale agreements (2)	52,846	53,096	46,145	46,122
Loans
Residential mortgages	112,989	112,870	112,277	112,400
Consumer instalment and other personal	61,887	61,280	64,680	64,043
Credit cards	8,004	7,768	8,101	7,862
Businesses and governments	186,632	183,716	175,597	173,601
	369,512	365,634	360,655	357,906

Deposits (3)	475,253	475,990	461,768	462,732
Securities sold under repurchase agreements (4)	50,877	51,568	28,989	29,278
Securitization and liabilities related to structured entities	22,262	22,225	22,377	22,506
Other liabilities (5)	-	-	703	1,104
Subordinated debt	4,318	4,594	4,439	4,580

This table excludes financial instruments with a carrying value approximating fair value such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed, customers’ liabilities under acceptances, other assets, acceptances, securities lent and certain other liabilities.

  (1) Excluded from other securities is $330 million of securities related to our merchant banking business that are carried at fair value on the balance sheet ($320 million as at October 31, 2016).

  (2) Excludes $28,105 million of securities borrowed for which carrying value approximates fair value ($20,501 million as at October 31, 2016).

  (3) Excludes $12,959 million of structured note liabilities designated at fair value through profit and loss and accounted for at fair value ($11,604 million as at October 31, 2016).

  (4) Excludes $11,159 million of securities lent for which carrying value approximates fair value ($11,729 million as at October 31, 2016).

  (5) Other liabilities include certain other liabilities of subsidiaries, other than deposits. Excludes $27,100 million of other liabilities for which carrying value approximates fair value ($27,321 million as at October 31, 2016).

Certain comparitive figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $245 million and an increase of $66 million in non-interest revenue, trading revenue and a decrease of $145 million and a decrease of $194 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and six months ended April 30, 2017 (a decrease of $236 million and an increase of $158 million recorded in non-interest revenue, trading revenue, and a decrease of $243 million and $143 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and six months ended April 30, 2016). The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

42 BMO Financial Group Second Quarter Report 2017

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to April 30, 2017 was an unrealized loss of $327 million, of this an unrealized loss of $251 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

The fair value and notional amount due at contractual maturity of these structured notes as at April 30, 2017 were $12,959 million and $12,999 million, respectively ($11,604 million and $11,768 million, respectively, as at October 31, 2016). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at April 30, 2017 of $8,098 million ($7,887 million as at October 31, 2016) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $354 million and $88 million in non-interest revenue, insurance revenue, respectively, for the three and six months ended April 30, 2017 (an increase of $138 million and $162 million, respectively, for the three and six months ended April 30, 2016).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at April 30, 2017 of $705 million ($682 million as at October 31, 2016) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in an increase of $19 million and a decrease of $19 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and six months ended April 30, 2017 (an increase of $1 million and $23 million, respectively, for the three and six months ended April 30, 2016). For the three and six months ended April 30, 2017, a decrease of $12 million and $21 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (a decrease of $23 million and $9 million, respectively, for the three and six months ended April 30, 2016). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in the bank’s credit spread quarter over quarter.

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2017 of $330 million ($320 million as at October 31, 2016) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase in non-interest revenue, securities gains, other than trading of less than $1 million and $2 million, respectively, for the three and six months ended April 30, 2017 (a decrease of less than $1 million and $17 million, respectively, for the three and six months ended April 30, 2016).

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Second Quarter Report 2017 43

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	April 30, 2017			October 31, 2016
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,433	1,924	-	10,998	1,954	-
Canadian provincial and municipal governments	3,346	3,126	-	3,404	4,018	-
U.S. federal government	6,583	375	-	6,012	136	-
U.S. states, municipalities and agencies	-	1,933	-	-	1,124	-
Other governments	438	86	-	316	286	-
Mortgage-backed securities and collateralized mortgage obligations	-	1,141	-	-	1,062	-
Corporate debt	733	10,035	-	565	8,996	91
Corporate equity	53,051	252	-	44,459	1,037	-
	72,584	18,872	-	65,754	18,613	91
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	7,402	1,676	-	6,286	1,882	-
Canadian provincial and municipal governments	3,763	1,838	-	3,995	2,237	-
U.S. federal government	11,003	69	-	9,557	-	-
U.S. states, municipalities and agencies	-	4,616	1	-	4,449	1
Other governments	2,463	1,837	-	3,083	2,144	-
Mortgage-backed securities and collateralized mortgage obligations	-	13,232	-	-	13,122	-
Corporate debt	3,726	2,284	3	4,974	2,314	4
Corporate equity	30	126	1,460	33	126	1,456
	28,387	25,678	1,464	27,928	26,274	1,461
Other Securities	-	-	330	-	-	320
Fair Value Liabilities
Securities sold but not yet purchased	22,273	1,745	-	23,552	1,554	-
Structured note liabilities and other note liabilities	-	12,968	-	-	11,613	-
Annuity liabilities	-	705	-	-	682	-
	22,273	15,418	-	23,552	13,849	-
Derivative Assets
Interest rate contracts	5	12,844	-	5	18,059	-
Foreign exchange contracts	35	16,807	-	31	18,945	-
Commodity contracts	378	764	-	405	814	-
Equity contracts	136	967	-	188	713	-
Credit default swaps	-	7	-	-	23	-
	554	31,389	-	629	38,554	-
Derivative Liabilities
Interest rate contracts	18	11,305	-	16	16,138	-
Foreign exchange contracts	7	17,198	-	17	18,462	-
Commodity contracts	246	923	-	262	909	-
Equity contracts	94	2,195	-	69	2,322	-
Credit default swaps	-	39	-	-	32	-
	365	31,660	-	364	37,863	-

44 BMO Financial Group Second Quarter Report 2017

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and six months ended April 30, 2017.

During the three and six months ended April 30, 2017, $55 million and $65 million, respectively, of trading securities and $36 million and $55 million, respectively, of available-for-sale securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and six months ended April 30, 2017, $9 million and $151 million, respectively, of trading securities, and $17 million and $56 million, respectively, of available-for-sale securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

Changes in Level 3 Fair Value Measurements

The tables below present a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2017, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended April 30, 2017	Balance January 31, 2017	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2017	Change in unrealized gains (losses) (2)
Trading Securities
Corporate debt	66	1	3	-	-	(70)	-	-	-	-
Total trading securities	66	1	3	-	-	(70)	-	-	-	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	3	-	-	-	-	-	-	-	3	na
Corporate equity	1,392	(13)	76	23	(18)	-	-	-	1,460	na
Total available-for-sale securities	1,396	(13)	76	23	(18)	-	-	-	1,464	na
Other Securities	313	-	11	22	(15)	(1)	-	-	330	-

  (1) Includes cash settlement of derivative assets and derivative liabilities.

  (2) Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on April 30, 2017 are included in earnings in the period.

  (3) Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

  na – not applicable

		Change in fair value
For the six months ended April 30, 2017	Balance October 31, 2016	Included in earnings	Included in other comprehensive income (3)	Purchases	Sales	Maturities/ Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at April 30, 2017	Change in unrealized gains (losses) (2)
Trading Securities
Corporate debt	91	1	1	-	-	(93)	-	-	-	-
Total trading securities	91	1	1	-	-	(93)	-	-	-	-
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	4	-	-	-	(1)	-	-	-	3	na
Corporate equity	1,456	(22)	38	59	(71)	-	-	-	1,460	na
Total available-for-sale securities	1,461	(22)	38	59	(72)	-	-	-	1,464	na
Other Securities	320	2	4	50	(45)	(1)	-	-	330	(4)

  (1) Includes cash settlement of derivative assets and derivative liabilities.

  (2) Change in unrealized gains or losses on trading securities, other securities, derivative assets and derivative liabilities still held on April 30, 2017 are included in earnings in the period.

  (3) Foreign exchange translation on trading securities held by foreign subsidiaries are included in other comprehensive income, net foreign operations.

  na – not applicable

BMO Financial Group Second Quarter Report 2017 45

Note 10: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at April 30, 2017. Our capital position as at April 30, 2017 is detailed in Table 8 of the Capital Management section of Management’s Discussion and Analysis of the Second Quarter 2017 Report to Shareholders.

Note 11: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended April 30, 2017 and 2016.

During the six months ended April 30, 2017, we granted a total of 723,431 stock options (754,714 stock options during the six months ended April 30, 2016). The weighted-average fair value of options granted during the six months ended April 30, 2017 was $11.62 per option ($7.60 per option for the six months ended April 30, 2016).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended			April 30, 2017	April 30, 2016
Expected dividend yield			4.3% - 4.4%	5.5%
Expected share price volatility			18.4% - 18.8%	19.8% - 20.0%
Risk-free rate of return			1.7% - 1.8%	1.3% - 1.4%
Expected period until exercise (in years)			6.5 - 7.0	6.5 - 7.0
Exercise price ($)			96.90	77.23

  Changes to the input assumptions can result in different fair value estimates.

  Pension and Other Employee Future Benefit Expenses

  Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Benefits earned by employees	63	17	8	6
Net interest (income) expense on net defined benefit (asset) liability	2	(3)	12	13
Administrative expenses	2	1	-	-
Benefits expense	67	15	20	19
Canada and Quebec pension plan expense	23	23	-	-
Defined contribution expense	27	26	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	117	64	20	19
(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Benefits earned by employees	142	87	16	12
Net interest (income) expense on net defined benefit (asset) liability	4	(5)	24	26
Administrative expenses	3	2	-	-
Benefits expense	149	84	40	38
Canada and Quebec pension plan expense	43	42	-	-
Defined contribution expense	63	55	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	255	181	40	38

46 BMO Financial Group Second Quarter Report 2017

Note 12: Earnings Per Share

Our basic earnings per share is calculated by dividing net income attributable to bank shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present the bank’s basic and diluted earnings per share:

  Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2017	April 30, 2016	April 30, 2017	April 30, 2016
Net income attributable to bank shareholders	1,247	973	2,734	2,033
Dividends on preferred shares	(42)	(35)	(87)	(76)
Net income available to common shareholders	1,205	938	2,647	1,957
Average number of common shares outstanding (in thousands)	651,098	643,382	649,393	643,178
Basic earnings per share (Canadian $)	1.85	1.46	4.08	3.04
Diluted earnings per share
Net income available to common shareholders adjusted for dilution effect	1,205	938	2,647	1,957
Average number of common shares outstanding (in thousands)	651,098	643,382	649,393	643,178
Stock options potentially exercisable (1)	6,706	8,180	7,279	8,356
Common shares potentially repurchased	(4,249)	(6,236)	(4,747)	(6,416)
Average diluted number of common shares outstanding (in thousands)	653,555	645,326	651,925	645,118
Diluted earnings per share (Canadian $)	1.84	1.45	4.06	3.03

  (1) In computing diluted earnings per share we excluded average stock options outstanding of 1,425,025 and 1,309,040 with a weighted-average exercise price of $184.68 and $193.32, respectively, for the three and six months ended April 30, 2017 (2,398,131 and 2,281,665 with a weighted-average exercise price of $171.26 and $180.12, respectively, for the three and six months ended April 30, 2016) as the average share price for the period did not exceed the exercise price.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Note 13: Income Taxes

During the quarter, the Canada Revenue Agency (“CRA”) proposed to reassess income taxes and interest of approximately $95 million in respect of certain 2012 Canadian corporate dividends. In fiscal 2016, we were reassessed by the CRA for income taxes of approximately $76 million in respect of certain 2011 Canadian corporate dividends. In its reassessment, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules dealing with dividend rental arrangements were revised in the 2015 Canadian Federal Budget, which introduced rules that apply as of May 1, 2017. In the future, it is possible that we may be reassessed for significant income tax for similar activities in 2012 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

Note 14: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 26 of the consolidated financial statements for the year ended October 31, 2016 on pages 197 to 199 of the Annual Report.

BMO Financial Group Second Quarter Report 2017 47

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	1,254	882	169	377	(273)	2,409
Non-Interest Revenue	470	282	1,695	823	62	3,332
Total Revenue	1,724	1,164	1,864	1,200	(211)	5,741
Provision for Credit Losses	128	90	1	46	(6)	259
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	708	-	-	708
Amortization	69	107	69	30	-	275
Non-Interest Expense	813	623	752	656	157	3,001
Income before taxes and non-controlling interest in subsidiaries	714	344	334	468	(362)	1,498
Provision for income taxes	183	96	83	147	(259)	250
Net Income	531	248	251	321	(103)	1,248
Non-controlling interest in subsidiaries	-	-	1	-	-	1
Net Income attributable to bank shareholders	531	248	250	321	(103)	1,247
Average Assets	216,105	104,931	32,459	308,914	63,091	725,500

For the three months ended April 30, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	1,222	879	149	371	(201)	2,420
Non-Interest Revenue	450	268	1,248	691	24	2,681
Total Revenue	1,672	1,147	1,397	1,062	(177)	5,101
Provision for Credit Losses	127	51	2	44	(23)	201
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	407	-	-	407
Amortization	68	111	58	27	-	264
Non-Interest Expense	774	616	758	605	295	3,048
Income before taxes and non-controlling interest in subsidiaries	703	369	172	386	(449)	1,181
Provision for income taxes	178	101	38	99	(208)	208
Net Income	525	268	134	287	(241)	973
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	525	268	134	287	(241)	973
Average Assets	205,797	104,561	30,028	303,805	54,553	698,744

(Canadian $ in millions)
For the six months ended April 30, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	2,557	1,791	336	725	(470)	4,939
Non-Interest Revenue	1,146	510	2,740	1,703	108	6,207
Total Revenue	3,703	2,301	3,076	2,428	(362)	11,146
Provision for Credit Losses	246	150	3	42	(9)	432
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	712	-	-	712
Amortization	144	220	122	61	-	547
Non-Interest Expense	1,639	1,249	1,553	1,347	320	6,108
Income before taxes and non-controlling interest in subsidiaries	1,674	682	686	978	(673)	3,347
Provision for income taxes	400	174	169	281	(413)	611
Net Income	1,274	508	517	697	(260)	2,736
Non-controlling interest in subsidiaries	-	-	2	-	-	2
Net Income attributable to bank shareholders	1,274	508	515	697	(260)	2,734
Average Assets	215,492	105,406	31,971	310,307	62,469	725,645

For the six months ended April 30, 2016	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net Interest Income	2,476	1,759	298	793	(426)	4,900
Non-Interest Revenue	921	528	2,536	1,284	7	5,276
Total Revenue	3,397	2,287	2,834	2,077	(419)	10,176
Provision for Credit Losses	267	116	4	52	(55)	384
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	-	-	773	-	-	773
Amortization	134	208	118	51	-	511
Non-Interest Expense	1,580	1,250	1,576	1,242	423	6,071
Income before taxes and non-controlling interest in subsidiaries	1,416	713	363	732	(787)	2,437
Provision for income taxes	362	194	82	188	(430)	396
Net Income	1,054	519	281	544	(357)	2,041
Non-controlling interest in subsidiaries	-	-	1	-	7	8
Net Income attributable to bank shareholders	1,054	519	280	544	(364)	2,033
Average Assets	204,816	104,651	30,291	308,264	58,449	706,471

  (1) Corporate Services includes Technology and Operations.

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparison of income between taxable and tax-exempt sources. The offset to the group’s teb adjustments is reflected in corporate services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

48 BMO Financial Group Second Quarter Report 2017

Note 15: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon and amount for which liquid assets can be monetized and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 100-105 of our 2016 Annual Report.

(Canadian $ in millions)	April 30, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	34,658	-	-	-	-	-	-	-	870	35,528
Interest Bearing Deposits with Banks	3,787	1,172	674	516	211	-	-	-	-	6,360
Securities
Trading	408	1,078	2,031	1,540	2,614	3,507	7,906	19,069	53,303	91,456
Available-for-sale	2,056	499	869	1,464	2,835	3,279	18,503	24,408	1,616	55,529
Held-to-maturity	-	-	350	657	868	1,710	1,038	4,522	-	9,145
Other	-	-	-	7	-	10	27	27	844	915
Total securities	2,464	1,577	3,250	3,668	6,317	8,506	27,474	48,026	55,763	157,045
Securities Borrowed or Purchased under Resale Agreements	58,818	16,805	3,869	1,115	329	15	-	-	-	80,951
Loans
Residential mortgages	1,406	2,470	3,497	3,273	4,997	23,600	64,311	9,435	-	112,989
Consumer instalment and other personal	444	472	768	718	1,160	5,315	21,102	8,298	23,610	61,887
Credit cards	-	-	-	-	-	-	-	-	8,004	8,004
Businesses and governments	13,539	9,281	6,706	5,306	20,041	18,722	65,338	11,335	36,364	186,632
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,937)	(1,937)
Total Loans, net of allowance	15,389	12,223	10,971	9,297	26,198	47,637	150,751	29,068	66,041	367,575
Total other assets
Derivative instruments	2,110	2,787	1,388	1,745	1,050	3,739	8,114	11,010	-	31,943
Customers’ liability under acceptances	12,018	1,608	120	27	-	-	-	-	-	13,773
Other	1,391	535	132	15	5	4	12	4,543	19,131	25,768
Total Other Assets	15,519	4,930	1,640	1,787	1,055	3,743	8,126	15,553	19,131	71,484
Total Assets	130,635	36,707	20,404	16,383	34,110	59,901	186,351	92,647	141,805	718,943

Liabilities and Equity
Deposits (1)
Banks	12,625	11,038	2,470	829	209	270	-	-	5,901	33,342
Businesses and governments	26,281	35,396	20,439	13,923	9,845	15,069	35,606	13,991	113,634	284,184
Individuals	2,211	3,614	6,446	7,091	7,132	8,916	16,714	3,034	115,528	170,686
Total Deposits	41,117	50,048	29,355	21,843	17,186	24,255	52,320	17,025	235,063	488,212
Other liabilities
Derivative instruments	1,666	2,257	1,544	2,044	1,390	4,985	7,823	10,316	-	32,025
Acceptances	12,018	1,608	120	27	-	-	-	-	-	13,773
Securities sold but not yet purchased	24,018	-	-	-	-	-	-	-	-	24,018
Securities lent or sold under repurchase agreements	57,094	4,626	182	134	-	-	-	-	-	62,036
Securitization and liabilities related to structured entities	7	728	827	622	1,500	3,761	11,393	3,424	-	22,262
Other	8,496	960	97	4,229	736	1,150	133	2,412	9,173	27,386
Total Other Liabilities	103,299	10,179	2,770	7,056	3,626	9,896	19,349	16,152	9,173	181,500
Subordinated Debt	-	-	-	-	-	-	-	4,318	-	4,318
Total Equity	-	-	-	-	-	-	-	-	44,913	44,913
Total Liabilities and Equity	144,416	60,227	32,125	28,899	20,812	34,151	71,669	37,495	289,149	718,943
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)	April 30, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,377	5,867	5,126	4,721	13,291	24,931	76,374	2,803	-	135,490
Operating leases	31	63	94	88	86	319	718	625	-	2,024
Financial guarantee contracts (1)	5,198	-	-	-	-	-	-	-	-	5,198
Purchase obligations	39	81	114	49	42	128	178	106	-	737

  (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2017 49

(Canadian $ in millions)	October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	30,745	-	-	-	-	-	-	-	908	31,653
Interest Bearing Deposits with Banks	2,930	728	421	363	7	-	-	-	-	4,449
Securities
Trading	412	1,449	1,058	2,794	2,645	6,507	7,122	16,975	45,496	84,458
Available-for-sale	826	740	1,401	431	376	5,771	19,695	24,808	1,615	55,663
Held-to-maturity	-	-	294	-	350	2,841	1,270	4,210	-	8,965
Other	-	-	-	-	-	8	54	13	824	899
Total securities	1,238	2,189	2,753	3,225	3,371	15,127	28,141	46,006	47,935	149,985
Securities Borrowed or Purchased under Resale Agreements	51,085	10,993	4,167	338	-	63	-	-	-	66,646
Loans
Residential mortgages	1,001	1,212	3,347	4,772	3,930	24,555	64,044	9,416	-	112,277
Consumer instalment and other personal	371	374	791	828	887	5,431	24,041	8,542	23,415	64,680
Credit cards	-	-	-	-	-	-	-	-	8,101	8,101
Businesses and governments	11,473	5,904	7,155	6,727	20,547	18,140	63,049	11,380	31,222	175,597
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,925)	(1,925)
Total Loans, net of allowance	12,845	7,490	11,293	12,327	25,364	48,126	151,134	29,338	60,813	358,730
Other Assets
Derivative instruments	2,508	4,483	1,443	1,480	1,804	3,826	9,796	13,843	-	39,183
Customers’ liability under acceptances	11,230	1,748	42	-	1	-	-	-	-	13,021
Other	1,274	453	106	18	4	3	-	4,324	18,086	24,268
Total Other Assets	15,012	6,684	1,591	1,498	1,809	3,829	9,796	18,167	18,086	76,472
Total Assets	113,855	28,084	20,225	17,751	30,551	67,145	189,071	93,511	127,742	687,935

Liabilities and Equity
Deposits (1)
Banks	11,940	12,327	2,239	1,488	464	500	-	-	5,313	34,271
Businesses and governments	33,833	29,737	15,216	13,174	8,359	15,499	34,103	13,006	113,287	276,214
Individuals	2,733	5,072	6,082	5,632	7,252	8,684	16,198	2,706	108,528	162,887
Total Deposits	48,506	47,136	23,537	20,294	16,075	24,683	50,301	15,712	227,128	473,372
Other Liabilities
Derivative instruments	1,956	3,064	2,315	1,373	1,240	5,434	9,303	13,542	-	38,227
Acceptances	11,230	1,748	42	-	1	-	-	-	-	13,021
Securities sold but not yet purchased	25,106	-	-	-	-	-	-	-	-	25,106
Securities lent or sold under repurchase agreements	38,004	2,532	182	-	-	-	-	-	-	40,718
Securitization and liabilities related to structured entities	7	1,881	589	648	876	3,248	9,756	5,372	-	22,377
Other	8,651	1,152	701	22	4,809	1,704	140	2,444	8,724	28,347
Total Other Liabilities	84,954	10,377	3,829	2,043	6,926	10,386	19,199	21,358	8,724	167,796
Subordinated Debt	-	-	100	-	-	-	-	4,339	-	4,439
Total Equity	-	-	-	-	-	-	-	-	42,328	42,328
Total Liabilities and Equity	133,460	57,513	27,466	22,337	23,001	35,069	69,500	41,409	278,180	687,935
(1) Deposits payable on demand and payable after notice have been included as having no maturity. Certain comparative figures have been reclassified to conform with the current period’s presentation.
(Canadian $ in millions)	October 31, 2016
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	2,267	7,896	3,776	8,293	12,289	16,236	75,998	3,013	-	129,768
Operating leases	30	61	90	88	88	317	709	602	-	1,985
Financial guarantee contracts (1)	6,022	-	-	-	-	-	-	-	-	6,022
Purchase obligations	45	96	128	132	129	148	172	99	-	949

  (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

50 BMO Financial Group Second Quarter Report 2017